May 22, 2009

Via EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Michael Rosenthall

Re:	Pfizer Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed May 5, 2009
File No. 333-158237

Pfizer Inc.
Annual Report on Form 10-K
Filed February 27, 2009
Schedule 14A
Filed March 13, 2009
Quarterly Report on Form 10-Q
Filed May 8, 2009
File No. 001-3619

Ladies and Gentlemen:

On behalf of our client, Pfizer Inc. (“Pfizer”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 18, 2009 (the “Comment Letter”), with respect to Pfizer’s Amendment No. 1 to Registration Statement on Form S-4 filed with the Commission on May 5, 2009 (SEC File No. 333-158237) (the “Amendment No. 1”) in connection with its proposed merger with Wyeth (“Wyeth”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 2 to the Registration Statement, and we have enclosed six courtesy copies of such Amendment No. 2 marked to show changes from the Amendment No. 1 as filed on May 5, 2009

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by Pfizer’s responses thereto.

Securities and Exchange Commission	2

Form S-4

Pfizer and Wyeth Unaudited Pro Forma Condensed Combined Financial Statements, page 25

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 3. Accounting Policies, page 30

1.	Please expand your disclosure to clarify the intent of this disclosure. Disclose if you are aware of any accounting policies that may need to be harmonized and if there be could be any material differences in your combined results as a consequence of harmonizing Wyeth’s accounting policies. If so, please adjust your pro forma financial statements as appropriate or clarify why you have not included any pro forma adjustments.

Response

     The intent of this disclosure is to inform a user of the pro forma financial information that a significant adjustment to the combined entity’s financial statements could occur should Pfizer identify any significant difference in accounting policies between the companies. Based on a review of the accounting policies disclosed in Wyeth’s
Annual Report on Form 10-K for the year ended December 31, 2008, and preliminary discussions with Wyeth management, we are not aware of any differences in accounting policies that would result in a material impact on the combined entity’s results. We have expanded our disclosure to include a statement that we are not currently aware of any differences that could have a material impact on the combined financial statements.

5. Estimate of Assets to be Acquired and Liabilities to be Assumed, page 32

2.	We acknowledge your revised disclosure in response to prior comment six. Please expand your disclosure to clarify why you believe that the adjustment is representative of the fair value of inventory of Wyeth and provides a reasonable indication of the adjustment that is likely to occur. In your disclosure explain how the adjustment is reasonable when “Pfizer does not have detailed information at this time as to the specific finished goods on hand, the actual stage of completion of work-in-progress inventories or the specific types and nature of raw materials and supplies.” Identify the selected acquisition transactions in the life science, consumer and animal health sectors and explain how those inventory valuation trends are representative of the inventory fair value adjustment for Wyeth.

Response

     We understand the concerns expressed by the Staff with respect to this matter and have expanded our disclosure to include a description of the selected acquisition transactions that were referenced, to provide additional detail about how the pro forma adjustment was calculated, to clarify our belief that the calculated estimate is a reasonable indication of the adjustment that is likely to occur and to acknowledge the limitations of the above described approach and to clarify that the adjustment is preliminary, subject to change and could vary materially from the actual step-up calculated after consummation date.

3.	Further, it is not clear why you believe that you cannot make a reasonable fair value adjustment to property, plant and equipment based on “selected acquisition transactions in the life science, consumer and animal health sectors” when you can provide a reasonable estimate of the fair values of inventory, intangible assets, and debt using similar information. Please revise your pro forma financial statements to include an adjustment representative of the fair value of Wyeth’s property, plant, and equipment and a reasonable estimate of the associated adjustments to depreciation and amortization. Please include similar fair value adjustments to the contingencies and uncertain tax positions disclosed in note 5(e).

Response

     We do not believe that we can make a reasonable fair value adjustment to property, plant and equipment based on a review of selected transactions because we observed that such adjustments can result in increases and decreases to book value; hence, we have no directional certainty. As a result of this observation, combined with our lack of knowledge about the specifics of the Wyeth fixed assets and the uncertainty generated by the global recession, we believe that a sensitivity analysis, versus a single point of estimation, is currently the most relevant and reliable information for readers. The specifics of the Wyeth fixed assets that could impact the ultimate valuation include characteristics such as: nature (especially with the uniqueness of biopharmaceutical manufacturing facilities), age, condition or location. In addition, the valuation premise is an important element of the process, which requires certain knowledge about market participants, which we do not yet have. We have expanded our disclosures to clarify that we have not adjusted the Wyeth book values.
     Similarly, we do not have sufficient information to evaluate whether a fair value adjustment is determinable for contingencies (other than tax contingencies) and we do not have sufficient information for such a calculation, even if determinable. The Wyeth book values were developed under the guidance of SFAS 5 and SFAS 109, as applicable, and associated standards. Since Wyeth’s current accounting approach is subject to external audit and as Wyeth management, unlike Pfizer management, has full and complete access to relevant information about these contingencies and uncertain tax positions, we believe that we have no basis for modifying Wyeth’s current application of these standards. We have expanded our disclosures to clarify these beliefs and that we have not adjusted the Wyeth book values.

Securities and Exchange Commission	3

4.	Please refer to your disclosure in note 5(f) in response to prior comment eight. The amount listed in footnote (iii) included in other current liabilities does not appear to agree with pro forma adjustment (c). If the amount in adjustment (c) is net or combined with other adjustments please revise your disclosure on the face of the pro forma balance sheet to show pro forma adjustment amounts on a gross basis. Otherwise clarify how the amount of adjustment (c) was calculated in the notes.

Response

     In response to the Staff’s comment, we have revised the table and accompanying notes in footnote 5(f), as well as added new footnotes 6(j) and 6(k) to clarify how the net adjustments on the face of the balance sheet are calculated.

6. Pro Forma Adjustments, page 34

5.	Please revise pro forma adjustment (b) to clarify the estimated interest rate used for the $9 billion in permanent debt financing that will replace bridge financing six months after the completion of the merger.

Response

     We have expanded our disclosure to clarify the estimated interest rate used for the $9 billion in permanent debt financing assumed to be put in place over the six months following completion of the merger.

Risk Factors, page 42

Some directors and executive officers of Wyeth have interests in the merger that may differ from the interests of the Wyeth stockholders, page 43

6.	We note your response to comment 13. Please revise the risk factor discussion to disclose the aggregate cash payments that each officer and director is entitled to receive upon completion of the merger.

Response

In response to the Staff’s comment and as supplementally discussed with the Staff, the disclosure appearing on page 49 of Amendment No. 2 to the Form S-4 has been revised to disclose the estimated aggregate cash payments that Wyeth’s current named executive officers may be entitled to receive upon completion of the merger.

Background of the Merger, page 51

7.	We note your responses to comments 17 and 18. Please revise your disclosure on page 52 to describe senior management’s analysis of the business opportunities and challenges that Wyeth might anticipate over the course of the next five years in the event it was to remain an independent company. The specific opportunities and risks that were discussed should be described.

Securities and Exchange Commission	4

Response

The disclosure appearing on page 59 of Amendment No. 2 to the Form S-4 has been revised in response to the Staff’s comment.

8.	We note your response to comment 30 which states that Pfizer does not generally make public its long term projections. Please confirm that the Wyeth Board of Directors and advisors did not have access to Pfizer’s internal forecasts giving effect to the merger. If Wyeth directors and advisors did have access to these forecasts, please include them in the proxy statement or provide us with an analysis supporting your determination that they are not material to the voting decision.

Response

     As a participant in meetings Pfizer had with certain rating agencies prior to public announcement of the transaction, Wyeth’s Chief Financial Officer had access to Pfizer’s presentation materials for the meetings with the rating agencies. These materials included summary financial information Pfizer had prepared which give effect to the merger. Following the rating agencies presentation, at a meeting of the Wyeth board of directors, Wyeth’s Chief Financial Officer briefed the Wyeth board on several matters, including the fact that Pfizer had met with the rating agencies. During this discussion, Wyeth’s Chief Financial Officer summarized the highlights of Pfizer’s presentation, including what Pfizer had indicated to the rating agencies would be the combined company’s 2012 revenue, free cash flow from operations and earnings per share, all of which have been publicly disclosed (See “Creating the World’s Premier Biopharmaceutical Company” filed on a Form 8-K, dated January 26, 2009) by Pfizer since execution of the merger agreement. Wyeth’s Chief Financial Officer did not provide Pfizer’s rating agencies presentation to the Wyeth board of directors. Accordingly, Pfizer does not believe that the forecasts should be required to be included in the Form S-4.

Opinion of Evercore Group L.L.C., page 77

9.	We note your response to comment 42. Please revise your discussion of the Selected Company Trading Analysis to specifically state that certain multiples of the selected companies fell outside the ranges of the selected companies. If you are aware of any companies whose multiples fell outside the range for each of the metrics used in the comparison, please identify these companies. Otherwise, revise your disclosure to state that you did not consider or quantify how many multiples fell outside the selected multiple ranges.

Response

The disclosure appearing on pages 92 and 93 of Amendment No. 2 to the Form S-4 has been revised in response to the Staff’s comment.

10.	We note your response to comment 43 and note that the premiums paid in each of the identified transactions was presented to the Board in the January 25, 2009 presentation. Please either present the premiums in each of the identified transactions or present the mean, median, high and low premiums for the 15 largest M&A Transactions since 1998 and the large pharmaceutical/biotechnology industry mergers. To the extent you choose to present the mean, median, high and low premiums rather than the premiums for each individual transaction, please also quantify the number of transactions that fell outside the selected range. Additionally, your disclosure states that you applied a range of selected premiums of 20% to 35% which was derived from the selected transactions. Please explain how this range was derived from the selected transactions.

Securities and Exchange Commission	5

Response

With respect to the portion of the Staff’s comment to disclose additional premiums data in Evercore’s premiums paid analysis and to disclose how the range of selected premiums was derived from the selected transactions, the disclosure appearing on page 88 of Amendment No. 2 to the Form S-4 has been revised in response to the Staff’s comment. With respect to the portion of the Staff’s comment to quantify the number of transactions in which the transaction premiums fell outside the selected range of premiums applied in the analysis, we supplementally advise the Staff that, as was the case with certain trading multiples of the selected companies in its selected companies analyses, Evercore and the Wyeth board did not consider or quantify how many premiums fell outside the selected range of premiums applied in its premiums paid analysis. Accordingly, in light of the Staff’s comment #9 and consistent with our response thereto, disclosure appearing on pages 92 and 93 of Amendment No. 2 to the Form S-4 has been added to this effect.

Retention of Wyeth Executives, page 92

11.	Please revise to disclose the increases in base salary and the sign on bonuses.

Response

      As supplementally discussed with the Staff, Pfizer believes that disclosure of the increases in base salary and sign on bonuses of the retained Wyeth executives should not be required to be disclosed in Amendment No. 2 to the Form S-4. We respectfully note that we are not aware of any line item requirement that such information be included in the Form S-4. Moreover, we believe that the purpose of the requested disclosure is to inform stockholders of any conflict of interest that the executive officer may have had in seeing that the merger be approved by Wyeth’s board of directors. In this regard, we note that Pfizer’s initial expression of interest in retaining the Wyeth executive officers occurred well after the Wyeth board’s deliberation and approval of the merger agreement, and the employment arrangements were agreed to over two months following execution of the merger agreement. Therefore, such information would not be material to a Wyeth stockholder.

Form 10-K for the year ended December 31, 2008

Schedule 14A

Executive Compensation: Compensation Discussion and Analysis

CEO Performance Objectives, page 47

12.	We note your response to comment 52 which states that you believe that more detailed disclosure of the goals that make up the Value Based Portfolio Goal would cause competitive harm. If you believe that disclosure of these individual goals will result in competitive harm, please provide a more comprehensive analysis supporting your determination that disclosure is likely to cause competitive harm and that the information is not material to investors. Your analysis must include the targets which have been omitted from your disclosure. Please note that you may request confidential treatment for the sensitive portions of your analysis pursuant to Rule 83. Additionally, in instances where you have omitted information about targets in reliance on Instruction 4 to Item 402(b) of Regulation S-K, you must discuss how difficult it will be for your executive or how likely it will be for your company to achieve the undisclosed target.

Securities and Exchange Commission	6

Response

     We do not believe that more detailed disclosure of how the Value Based Portfolio Goal is specifically defined or quantified is required to comply with Item 402(b) of Reg. S-K because such information would not be material to an investor’s understanding of the compensation arrangement for the reasons specified below. See Instruction 1 to Item 402(b) of Reg. S-K. The Value Based Portfolio Goal is a specific dollar value target which if met results in the executive qualifying for the target value of only one component, representing only 10%, of his annual incentive award. It is intended to incentivize the executive to increase the value of Pfizer’s research and development portfolio on a year-to-year basis. The Value Based Portfolio Goal accounted for only 10% of Mr. Kindler’s annual incentive award opportunity for 2008 and was introduced as a component of the annual incentive opportunity for the first time in 2008.
     We do not believe specific disclosure regarding how the Value Based Portfolio Goal is quantified should be required because it only represents 10% of Mr. Kindler’s annual incentive award and therefore is not material. Moreover, the process of valuing Pfizer’s research and development pipeline is subjective. There are significant qualitative assessments and judgments inherent in the process of determining the value of the pipeline given the experimental and developmental nature of the molecules, formulas and products of which it is comprised. Thus, disclosure of the target value of the Value Based Portfolio Goal should not be required because the goal cannot be properly characterized as a quantitative/objective performance goal. See Question 118.04 in the Compliance and Disclosure Interpretations issued by the Division of Corporation Finance on July 3, 2008. We believe to require otherwise would create a significant risk of misleading investors with respect to the value of Pfizer’s product pipeline.
     In addition, we do not believe that more detailed disclosure about how the Value Based Portfolio Goal is specifically defined would be material to investors. Our research and development portfolio covers a significant number of highly confidential molecules, formulas and products. The process of valuing our research and development portfolio for purposes of the Value Based Performance Goal involves the assignment of particular values to each of the items in our pipeline, which are then aggregated to determine the resultant portfolio value. Given the significant number of items in our research and development pipeline, additional disclosure regarding how the Value Based Portfolio Goal is specifically defined would necessarily require not only disclosure of technical and complex information relating to the individual molecules, formulas and products in our pipeline, but also their status in the pipeline, related business strategies and information as well as judgments as to when the products will come to market and their anticipated revenues and cash flows, none of which would, on an individual basis, be material to an understanding of how the incentive award amount attributable to the Value Based Portfolio Goal is determined. Moreover, in light of the technical complexity of this information, such disclosure may be confusing and/or misleading to shareholders and the investment community.

Securities and Exchange Commission	7

13.	We note your response to comment 53. Please provide us draft disclosure of your proposed disclosure for your 2010 proxy statement.

Response

Although actual 2009 results are unknown at this time and it is not possible to predict which officers will be Pfizer’s Named Executive Officers (“NEOs”) for purposes of the 2010 Proxy Statement (and the identity of the NEOs would affect such disclosure), if the performance objectives and NEOs were identical to those covered by the 2009 Proxy Statement, the disclosures in the 2010 Proxy Statement would be substantially as provided in response to Comment 53, in the letter of May 5, 2009 responding to the Staff’s comments on the Registration Statement, as set forth below. Please note that Pfizer has omitted disclosure with respect to Dr. Goodman, who is no longer employed by Pfizer.

Mr. D’Amelio:  (1) developing a new capital deployment strategy; (2) addressing capital structure issues; (3) meeting or exceeding operating budget parameters; and (4) partnering with the businesses to improve U.S. cash flow and drive profit and loss.

Mr. Read:  (1) optimizing the value of the portfolio (2) building an established products business unit and capturing opportunities in emerging markets; (3) meeting or exceeding operating budget parameters for the business (revenue and a substantial portion of the expense base including targeted savings); and (4) driving profit and loss.

Dr. Mackay:  (1) product goals (starts, proofs of concept, approvals); (2) implementing the “one Pfizer” operating model between Research and Development and Biotherapeutics and Bioinnovation; and (3) meeting operating unit budget targets.

The performance objectives are set by the Compensation Committee, which believes that the objectives, while challenging, are achievable, with outstanding performance.

Form 10-Q for the Period Ending March 29, 2009, filed May 8, 2009

Commercial and Other Matters, page 53

14.	We note your discussion here of the Aricept Strategic Alliance and Development Agreement entered into with Eisai Co., Ltd. Please provide a reference to where this agreement has been filed in the past, or alternatively, if you do not believe the agreement is material then provide a substantive analysis supporting this determination and provide us with a supplemental copy of the agreement for our review.

Securities and Exchange Commission	8

Response

Pfizer has not filed the Aricept Strategic Alliance and Development Agreement with Eisai Co., Ltd. (the “Agreement”) with the Commission, as Pfizer has determined that the Agreement does not constitute a material contract under Item 601(b)(10) of Regulation S-K. The Agreement was made in the ordinary course of business by Pfizer and is the type of agreement that ordinarily accompanies the type of business that Pfizer conducts. In addition, Pfizer’s business is not substantially dependent on the Agreement, as the Agreement relates only to one of the many products that Pfizer develops and sells. Thus, the Agreement does not fall within one of the enumerated categories under Item 601(b)(10)(ii) that would disqualify the Agreement from the ordinary course exception.

With respect to the Staff’s request that Pfizer supplementally provide a copy of the Agreement to the Staff, while we acknowledge that Pfizer may request that the Agreement be kept confidential, the terms of the contract explicitly prohibit Pfizer from disclosing the Agreement to any third party unless such disclosure is legally required. Pfizer is therefore concerned that disclosure of the Agreement to the Staff would result in a breach of Pfizer’s obligations under the Agreement.

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Please do not hesitate to contact me at 212-504-5555 with any questions or comments you may have.

Very truly yours,

/s/ Dennis J. Block

Dennis J. Block

cc:	Charles I. Cogut Simpson Thacher & Bartlett LLP Eric M. Swedenburg Simpson Thacher & Bartlett LLP Adam O. Emmerich Wachtell, Lipton, Rosen & Katz David K. Lam Wachtell, Lipton, Rosen & Katz